FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                         Commission File Number 1-14636

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                            ABITIBI-CONSOLIDATED INC.

                     ABITIBI-CONSOLIDATED COMPANY OF CANADA

                             MATERIAL CHANGE REPORT
                             ----------------------

                   FORM 27 - SECURITIES ACT (BRITISH COLUMBIA)
                       FORM 27 - SECURITIES ACT (ALBERTA)
                  FORM 25 - SECURITIES ACT 1988 (SASKATCHEWAN)
                     SECTION 112 - SECURITIES ACT (MANITOBA)
                       FORM 27 - SECURITIES ACT (ONTARIO)
                  SECTION 76(2) - SECURITIES ACT (NEWFOUNDLAND)
                     FORM 27 - SECURITIES ACT (NOVA SCOTIA)

1.       REPORTING ISSUER

         Abitibi-Consolidated Inc. ("ACI")
         1155 Metcalfe Street
         Suite 800
         Montreal, Quebec
         H3B 5H2

         and

         Abitibi-Consolidated Company of Canada
         1155 Metcalfe Street
         Suite 800
         Montreal, Quebec
         H3B 5H2

2.       DATE OF MATERIAL CHANGE

         June 11, 2003.

3.       PRESS RELEASE

         A press release was issued on June 11, 2003 from Montreal, Quebec (a copy of which is attached).

4.       SUMMARY OF MATERIAL CHANGE

         ACI announced a reduction of its quarterly dividend on common shares from $0.10 to $0.025; declaring a $0.025 dividend for shareholders of record on June 23, 2003, to be paid on July 2, 2003.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See press release.

6.       CONFIDENTIALITY

         This report is not being filed on a confidential basis.

7.       OMITTED INFORMATION

         None.

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                                       -2-


8.       SENIOR OFFICER

         For further information, please contact Jacques P. Vachon, Senior Vice-President, Corporate Affairs and Secretary, at (514) 394-2296.

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Montreal, Quebec this 11th day of June, 2003.



                                   /s/ Jacques P. Vachon
                                   --------------------------------------------
                                   JACQUES P. VACHON
                                   SENIOR VICE-PRESIDENT, CORPORATE AFFAIRS AND
                                   SECRETARY

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[GRAPHIC OMITTED]
[LOGO - ABITIBI CONSOLIDATED]



                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)



                     ABITIBI-CONSOLIDATED TO REDUCE DIVIDEND


MONTREAL, CANADA - June 11, 2003 - Abitibi-Consolidated Inc. (TSX: A, NYSE: ABY) today announced a reduction of its quarterly dividend on common shares from $0.10 to $0.025; declaring a $0.025 dividend for shareholders of record on June 23, 2003, to be paid on July 2, 2003.

The Company's Board of Directors made this decision in light of existing market and currency exchange conditions. As the market continues its recovery and free cash flow levels improve, the Company will consider increasing its dividend payment in the future.

"We understand the importance of the dividend, but we believe this decision was made in the best interest of Abitibi-Consolidated and its shareholders," said President and CEO, John Weaver. "While we expect Q2 results to be slightly lower than Q1, we're looking forward to a better second half. Given our commitment to focus on cash, this decision will enhance financial flexibility and help improve the Company's credit rating over time."

Abitibi-Consolidated is a global leader in newsprint, uncoated groundwood papers and lumber. We are a team of 16,000 people supplying newspapers, publishers, commercial printers, retailers, cataloguers and builders in more than 70 countries from 27 paper mills, 21 sawmills, 3 remanufacturing facilities and 1 engineering wood facility in Canada, the U.S., the U.K., South Korea, China and Thailand. We also operate 10 recycling centres.


FORWARD-LOOKING STATEMENTS

THIS DISCLOSURE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO NUMEROUS RISKS AND CERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL, INCLUDING: THE IMPACT OF GENERAL ECONOMIC CONDITIONS IN THE U.S. AND CANADA AND IN COUNTRIES IN WHICH THE COMPANY AND ITS SUBSIDIARIES CURRENTLY DO BUSINESS; INDUSTRY CONDITIONS, THE ADOPTION OF NEW ENVIRONMENTAL LAWS AND REGULATIONS AND CHANGES IN HOW THEY ARE INTERPRETED AND ENFORCED; FLUCTUATIONS IN THE AVAILABILITY OR COSTS OF RAW MATERIALS OR ELECTRICAL POWER; CHANGES IN EXISTING FORESTRY REGULATIONS OR CHANGES IN HOW THEY ARE ADMINISTERED WHICH COULD RESULT IN THE LOSS OF CERTAIN CONTRACTUAL OR OTHER RIGHTS OR PERMITS WHICH ARE MATERIAL TO THE COMPANY'S BUSINESS; INCREASED COMPETITION; THE LACK OF AVAILABILITY OF QUALIFIED PERSONNEL OR MANAGEMENT; THE OUTCOME OF CERTAIN LITIGATION; LABOUR UNREST; AND FLUCTUATION IN FOREIGN EXCHANGE OR INTEREST RATES. THE COMPANY'S ACTUAL RESULTS,

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PERFORMANCE OR ACHIEVEMENT COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR
IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS AND, ACCORDINGLY, NO ASSURANCES CAN BE GIVEN THAT ANY OF THE EVENTS ANTICIPATED BY THE FORWARD-LOOKING STATEMENTS WILL TRANSPIRE OR OCCUR, OR IF ANY OF THEM DO SO, WHAT BENEFITS, INCLUDING THE AMOUNT OF PROCEEDS, THAT THE COMPANY WILL DERIVE THERE FROM.


                                     - 30 -

Contacts:

Investors                               Media
Lorne Gorber                            Marc Osborne
Manager, Investor Relations             Manager, Corporate Communications
                                        and Media Relations
(514) 394-2360                          (514) 394-2340
lorne_gorber@abitibiconsolidated.com    marc_osborne@abitibiconsolidated.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ABITIBI-CONSOLIDATED INC.


         June 11, 2003             /s/ Jacques Vachon
                                   --------------------------------------------
                                   By:  Jacques Vachon
                                   Its: Senior Vice President, Corporate
                                        Affairs, and Secretary